UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

GENCOR INDUSTRIES, INC.

(Exact name of Registrant as specified in its charter)

Delaware	001-11703	59-0933147
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. employer identification no.)

5201 North Orange Blossom Trail, Orlando, Florida	32810
(Address of principal executive offices)	(Zip code)

Eric E. Mellen

(407) 290-6000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act for the reporting period from January 1 to December 31, 2017.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of Gencor Industries, Inc.’s Conflict Minerals Report for the period from January 1 to December 31, 2017 is filed as Exhibit 1.01 and is incorporated herein by reference.

Item 1.02	Exhibit

The Company has prepared a Conflict Minerals Report, which is attached to this specialized disclosure report on Form SD as Exhibit 1.01.

Section 2 – Exhibits

Item 2.01	Exhibits

Exhibit 1.01 – Conflict Minerals Report, as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 30, 2018

GENCOR INDUSTRIES, INC.

By:	/s/ Eric E. Mellen
Eric E. Mellen Chief Financial Officer